SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 28, 2007

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
Publicly Traded Company
Corporate Taxpayer Registration: 76.535.764/0001 -43
Board of Trade: 53 3 0000622 9

NOTICE TO DEBENTURE HOLDERS

4th ISSUANCE, BEING THE 3rd PUBLIC ISSUANCE, OF NON-CONVERTIBLE DEBENTURES OF BRASIL TELECOM S.A.

Brasil Telecom S.A. (the “Company”) hereby notifies the debenture holders of its 4th Issuance, being the 3rd Public Issuance, of Non-Convertible Debentures (“Debentures”) that the Company, under the terms of Section 4.12 (“Optional Redemption by the Company”) of the Escritura da Quarta Emissão, Sendo a Terceira Para Distribuição Pública de Debêntures Não Conversíveis em Ações da Companhia (“Issuance Deed”), dated August 26, 2004, will exercise its right to redeem the totality of the outstanding Debentures (“Redemption”), by entitling each Debenture to a payment equivalent to the face value of R$10,000.00 (ten thousand reais) plus accrued interest between the date of the last interest payment, i.e. January 5, 2007, and April 17, 2007 (the “Redemption Date”), as stipulated in Section 4.9 of the Issuance Deed, and the redemption premium (“Redemption Premium”).

The Redemption Premium will be equivalent to 0.75% of the redemption amount, payable proportionally to the number of actual days between the Redemption Date and July 5, 2009 (the “Maturity Date”), according to the following formulae:

                                                      P = d/D* 0.75%

                           Where:

                           P = Redemption Premium, in percentage points of the Redemption Amount.
                           d = number of actual days between the Redemption Date and the Maturity Date
                           D = number of actual days between July 5, 2006 (time period corresponding to 24 months from the Issuance Date) and the Maturity Date

Other Details:
Payments related to the Redemption will be made according to the procedures adopted by the Câmara de Liquidação e Custódia – CETIP (“CETIP”) or by the Companhia Brasileira de Liquidação e Custódia (“CBLC”) and, for the holders of Debentures, which are not held at CETIP nor CBLC, through the Paying Agent (Banco Itaú S.A.).

Any information concerning this Notice to Debenture Holders may be requested to the Company or to the Trustee (Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários).

Brasilia, March 28, 2007

Charles Laganá Putz
Chief Financial and Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2007

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.